UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       or

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          Commission file number 1-8022



                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400


















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


                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                          INDEX TO FINANCIAL STATEMENTS



Audited Financial Statements                                        Page No.

        Report of Independent Auditors                                  3

        Statements of Financial Condition - December 31, 1998
          and 1997                                                      4

        Statements of Operations and Changes in Plan Equity -
          Years Ended December 31, 1998, 1997 and 1996                  5

        Notes to Financial Statements                                 6-9

Signature                                                              10








































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                         Report of Independent Auditors



Board of Directors
CSX Corporation 1991 Employees Stock Purchase
     and Dividend Reinvestment Plan
CSX Corporation
Richmond, Virginia



        We have audited the accompanying statements of financial condition of the CSX Corporation 1991 Employees Stock Purchase and Dividend Reinvestment Plan ("Plan") as of December 31, 1998 and 1997, and the related statements of operations and changes in plan equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 1998 and 1997, and the results of its operations and changes in its plan equity for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




                                                   /s/ ERNST & YOUNG LLP



Jacksonville, Florida
March 26, 1999















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                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                        STATEMENTS OF FINANCIAL CONDITION


                                                      December 31,
                                          ------------------------------------
                                                1998               1997
                                          -----------------   ----------------
ASSETS
  Investments
     Common Stock of CSX Corporation
      (At December 31, 1998 - 274,535
      Shares; Cost -$11,755,124; at
      December 31, 1997 - 240,378 Shares;
      Cost - $10,115,640)                     $11,393,203         $12,980,412

  Cash                                            153,287             219,035
                                          -----------------   ----------------
                                               11,546,490          13,199,447

  Other Receivables                                   678                 605
                                          -----------------   ----------------
  TOTAL ASSETS                                $11,547,168         $13,200,052
                                          =================   ================
LIABILITIES AND PLAN EQUITY
  Other Liabilities                                96,255             321,266
  Plan Equity                                  11,450,913          12,878,786
                                          -----------------   ----------------
  TOTAL LIABILITIES AND PLAN EQUITY           $11,547,168         $13,200,052
                                          =================   ================





See Notes to Financial Statements.
























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

                                        CSX CORPORATION
                  1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                      STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY


                                                              Years Ended December 31,
                                                 ---------------------------------------------------
                                                     1998               1997               1996
                                                 --------------   -----------------    -------------
INCOME
  Investment Income -
    Dividends and Interest                         $  302,448       $  244,377         $  216,982
  Participants Contributions                        1,955,734        1,979,542          1,792,360
  Employer Contributions                              391,324          382,558            356,390
  Net Realized Appreciation in Fair Value
    of Common Stock of CSX Corporation                149,197          406,350            377,553
  Net Unrealized Appreciation
    (Depreciation) in Fair Value of
    Common Stock of CSX Corporation                (3,226,693)       2,239,326         (1,119,336)
                                                 --------------   -----------------    -------------
                                                     (427,990)       5,252,153          1,623,949

EXPENSES
  Participants Distributions                         (999,883)      (1,613,194)        (1,741,001)
                                                 --------------   -----------------    -------------
    NET INCREASE (DECREASE) IN
      PLAN ASSETS                                  (1,427,873)       3,638,959           (117,052)

  Plan Equity at Beginning of Year                 12,878,786        9,239,827          9,356,879
                                                 --------------   -----------------    -------------
    PLAN EQUITY AT END OF YEAR                    $11,450,913      $12,878,786         $9,239,827
                                                 ==============   =================    =============


See Notes to Financial Statements.































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                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are maintained on the accrual basis.

Investments in CSX Corporation ("CSX") common stock are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year. All security transactions are recorded as of the trade date.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

NOTE 2.  DESCRIPTION OF THE PLAN

A complete description of Plan provisions including those relating to contributions, vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document. The Plan document, which includes the Summary Plan Description, was filed with the Securities and Exchange Commission on July 15, 1991. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General:  The Plan is a defined  contribution common stock purchase plan and was
-------
established effective September 1, 1991. The Plan is not a qualified Plan under the definitions of the Internal Revenue Code of 1986, as amended ("IRC") and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Plan participation is limited to certain employees, other than officers and key employees, of CSX and affiliated companies (the "Employer").

Investment Alternatives: Participants and Employer contributions are invested in
-----------------------
one investment fund that purchases only shares of CSX common stock in open market transactions, which is a concentration of risk.

Amounts deposited to the investment fund may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participants  Contributions:  Upon enrollment,  each participant directs that an
---------------------------
aggregate monthly amount (together with amounts invested in any other employee stock purchase plan of CSX or its subsidiaries), neither less than $25 nor more than $1,500, be contributed on his or her behalf by payroll withholding and be deposited in the investment fund. All cash dividends are used to purchase additional shares of CSX common stock for participants' accounts.









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                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Employer Contributions: Cash contributions are made by the Employer in an amount
----------------------
equal to 17.65% of participants contributions and 17.65% of reinvested dividends. In addition, the Employer may make special contributions on behalf of selected participants at any time which are not subject to the $1,500 monthly limitation described above in participant contributions.

Vesting,  Withdrawals and Distributions:  Participants are immediately vested in
---------------------------------------
their voluntary contributions plus actual earnings thereon. Vesting in Employer contributions is subject to a rolling two-year holding period (as defined in the Summary Plan Description). The holding period begins on the purchase date of CSX common stock with Employer contributions and ends on the second anniversary of that purchase date. After the second anniversary date, the participant is 100% vested in the subject Employer contribution. The Plan provides that any participants terminated involuntarily under the Employer's severance plan are not subject to the two-year holding period. Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are redistributed to the individual participant accounts of those participants remaining in the Plan.

Participants   Accounts:   Each  participant's  account  is  credited  with  the
-----------------------
participant's contribution, the appropriate portion of the Employer's contribution and Plan earnings, including reinvested dividends. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan  Termination:  Although  it has not  expressed  any  intent  to do so,  the
-----------------
Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100% vested in their unvested Employer contributions.

Administrative  Expenses:  A portion of the administrative  expenses of the Plan
------------------------
are paid by CSX. However, a participant bears the cost of any sale of CSX common stock from his or her Plan account.

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. Substantially all of the assets held in this trust fund at December 31, 1998 and 1997 are invested in CSX common stock.














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                                        CSX CORPORATION
                  1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

NOTE 3.  INVESTMENTS, Continued

Net unrealized appreciation (depreciation) in fair value of CSX common stock is as follows:

                                                              Years Ended December 31,
                                               --------------------------------------------------------

                                                     1998                1997               1996
                                               -----------------    ---------------    ----------------
Fair Value
  Beginning of Year                                 $ 2,864,772         $  625,446        $ 1,744,782
  End of Year                                          (361,921)         2,864,772            625,446
                                               -----------------    ---------------    ----------------

Net Unrealized Appreciation
  (Depreciation) in Fair
  Value During the Year                             $(3,226,693)        $2,239,326        $(1,119,336)
                                               =================    ===============    ================

Net realized appreciation in fair value of common stock of CSX Corporation is the difference between the fair value of CSX common stock at the dates of sale or distribution and the cost of such stock determined on the basis of the "first-in", "first-out" cost applicable to each participant. Fair value and the related cost associated with such sales or distributions were $1,095,027 and $945,830 for the year ended December 31, 1998, respectively. Related amounts for the year ended December 31, 1997 were $1,617,562 and $1,211,212, respectively, and for the year ended December 31, 1996 were $1,837,821 and $1,460,268 respectively.

NOTE 4.  INCOME TAX STATUS

The Plan is not qualified under Section 401 of the IRC and therefore income earned by the trust holding the Plan's assets is not exempt from federal income taxes. As a non-qualified plan, the Plan has not applied for or received an IRS determination letter.

Participant contributions to the Plan are made on an after-tax basis. However, Employer contributions and certain earnings, including dividends and gain or loss from the sale of securities realized by the Plan, must be reported as income by participants annually. The participants' Employer and/or the Plan trustee will notify each participant as to the annual amount to be reported as taxable income. Therefore, no provision for income taxes is included in the accompanying financial statements.

Shares of CSX common stock, which are purchased by the Trustee and which are required to be held in the Plan for not less than two years during which the participant is continuously employed by the company, are considered to be property subject to a substantial risk of forfeiture under Section 83(a) of the









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                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

NOTE 4.  INCOME TAX STATUS, Continued

IRC. In the first taxable year in which the rights of a participant to receive a distribution of stock are no longer subject to a substantial risk of forfeiture, an amount equal to the fair value of the stock at that time is included in gross income as additional compensation to the participant. A participant whose employment terminates for any reason other than under the Employer's severance plan and who is not disabled, retired, or has died, forfeits rights to all shares that have not been held for two years and which were purchased under the Plan by the Trustee with Employer matching contributions.

Alternatively, a participant may elect to treat as compensation and to include as gross income under Section 83(b) of the Internal Revenue Code of 1986, amounts of Employer matching contributions paid during the year to the Trustee. In such event, later appreciation, if any, in Common Stock is not treated as compensation and any dividends received on such shares are taxable as they are paid. In determining gain or loss from the sale or exchange of the stock if a
Section 83(b) election is properly made and no forfeiture occurs, the basis of the stock is determined with reference to the amounts included in gross income as a result of any election or elections made under Section 83(b), and the holding period commences when the stock is purchased under the Plan by the Trustee.

NOTE 5.  RELATED PARTY TRANSACTIONS

CSX provides the Plan with certain management and accounting services for which no fees are charged. During the years ended December 31, 1998, 1997 and 1996 the Plan received $297,220, $239,848, and $213,519, respectively, in common stock dividends from CSX.

























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                                           SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           CSX CORPORATION
                                           1991 EMPLOYEES STOCK PURCHASE AND
                                           DIVIDEND REINVESTMENT PLAN

                                       By: /s/ JAMES L. ROSS
                                           -----------------
                                           James L. Ross
                                           Vice President and Controller
                                           CSX Corporation
                                           (Plan Sponsor)


Date:  March 30, 1999





































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